UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)

EDISON INTERNATIONAL
(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan
____________________________________________________________________________________________________

Financial Statements and Supplemental Schedule
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Edison 401(k) Savings Plan
Rosemead, California
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Edison 401(k) Savings Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 and schedule of nonexempt transactions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP
We have served as the Plan's auditor since 2001.
Costa Mesa, California
June 26, 2020

Financial Statements
____________________________________________________________________________________________________

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2019	2018
Assets
Investments, at fair value	$4,748,365	$3,957,126
Receivables
Notes receivable from participants	84,843	83,831
Dividends receivable	4,835	5,753
Receivable from brokers and other	12,412	4,700
Total receivables	102,090	94,284
Total assets	4,850,455	4,051,410

Liabilities
Payable to brokers and other	49,536	61,612
Total liabilities	49,536	61,612

Net assets available for plan benefits	$4,800,919	$3,989,798

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

(in thousands)	For the year ended December 31, 2019
Additions
Investment income
Dividends	$34,958
Interest income and other	20,139
Net appreciation in fair value of investments	861,703
Total investment income	916,800
Interest income on notes receivable from participants	4,462
Contributions
Employer contributions, net of forfeitures	81,964
Participant and rollover contributions	155,505
Total net contributions	237,469
Total additions	1,158,731

Deductions
Management fees	(5,562)
Distributions to participants	(342,048)
Total deductions	(347,610)

Net Increase	811,121
Net assets available for plan benefits
Beginning of year	3,989,798
End of year	$4,800,919

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
1. Plan Description
The following description of the Edison 401(k) Savings Plan (the "Plan") provides only general information. The Plan sponsor is the Southern California Edison Company ("SCE", the "Plan Sponsor"). Participants should refer to the summary plan description and Plan document, as amended, for a more complete description of the Plan's provisions.
Nature of Plan
Eligibility
The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the "Company") and subsidiary companies, including SCE, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.
Contributions
Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions up to 6% of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a Plan year to make catch up contributions subject to Internal Revenue Service ("IRS") limitations. The Plan also accepts rollover contributions from other qualified plans. In addition to the matching contributions mentioned above, employees hired by the Company on or after December 31, 2017 will receive noncontributory employer contributions of 6% for non-represented employees and 4-6%, based on age and service points, for represented employees.
Vesting
Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year. After five years of service or reaching age 65, all existing and future employer contributions and their related earnings are fully vested.
Forfeitures
At December 31, 2019, the unused portion of forfeited non-vested accounts totaled $19,000 and at December 31, 2018, there was no unused portion of forfeited non-vested accounts. These forfeited non-vested accounts are used to offset employer contributions. During 2019, employer contributions were reduced by $939,000 from forfeited non-vested accounts.
Plan Trust
Plan assets are held in a trust with State Street Bank and Trust Company (the "Trustee") for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee. Participants should refer to the trust agreement for a more complete description of the mutual covenants.
Plan Administration
The Plan is administered by the Southern California Edison Company Benefits Committee (the "Plan Administrator") and Conduent Inc. is the Plan's record keeper. The Plan provides to participants a detailed description of each investment fund choice and lists the respective investment manager.
Administrative and Investment Expenses
The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.

Prior to 2019, mutual funds paid fees to the Plan record keeper for administrative services to participants that would otherwise have to be provided by the mutual funds. The majority of fees received by the Plan record keeper were used to reduce the record keeping and communication expenses of the Plan paid by the Plan Sponsor. Effective January 1, 2019, such fees are no longer used to offset expenses paid by the Plan Sponsor, which are excluded from the financial statements. See Note 7 for a discussion of related party transactions.

Participant Accounts
Each participant account is adjusted for certain activities, including a participant's contribution, the employer's contribution, distributions, loan activities, and allocation of investment earnings (losses) and related expenses. Allocation of earnings (losses) and related expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.
Notes Receivable from Participants
Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.23% to 10.51% as of December 31, 2019 and mature on various dates through December 2034. Principal and interest are paid ratably through payroll deductions and are reinvested in the participant's account. Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $84,843,000 and $83,831,000 as of December 31, 2019 and 2018, respectively.
Distributions to Participants
Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code ("IRC") Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions, upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to individual retirement accounts ("IRA") selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles ("GAAP") applicable to employee benefit plans and ERISA.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Risks and Uncertainties
The Plan's investment in Edison International Common Stock amounted to approximately $512,449,000 and $441,518,000 as of December 31, 2019 and 2018, respectively. Such investments represented approximately 11% of the Plan's net assets as of both December 31, 2019 and 2018. For risks and uncertainties regarding investment in the Company's common stock, participants should refer to the annual report on Form 10-K for the period ended December 31, 2019, and the quarterly report on Form 10-Q for the period ended March 31, 2020 of Edison International.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 3 for details.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Notes receivable from participants that are in default, as provided in the Plan document, are treated for tax purposes as deemed distributions for active participants or loan offsets for terminated participants and also reported as such in the Form 5500. For the year ended December 31, 2019, there were deemed distributions (excluding repayments) of $43,000 and loan offsets of $2,675,000 related to notes receivable from participants. The loan offsets are included in "Distributions to participants" in the Statements of Changes in Net Assets Available for Plan Benefits.
Distributions to Participants
Distributions to participants, other than notes receivable from participants, are recorded when paid.
New Accounting Guidance
Accounting Guidance Not Yet Adopted
The Financial Accounting Standards Board (FASB) issued an accounting standards update in June 2016, and further amended the guidance in November 2018 and April 2019, related to the impairment of financial instruments. The new guidance adds an impairment model, known as the current expected credit loss model, which is based on expected losses rather than incurred losses. This guidance is effective on January 1, 2022, with early adoption permitted. The adoption of this standard is not expected to have a material impact on disclosures.
In August 2018, the FASB issued an accounting standards update to remove, modify, and add certain disclosure requirements related to fair value measurement. The guidance is effective January 1, 2020, with early adoption permitted. The adoption of this standard is not expected to have a material impact on disclosures.
Subsequent Events
The global spread of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, has created significant uncertainty, volatility and disruption globally and has contributed to instability in the financial markets. The total impacts of the COVID-19 pandemic are still emerging, and the values of the Plan's individual investments have and will continue to fluctuate in response to changing market conditions.
In March 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act became law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. The Benefits Committee has evaluated the relief provisions under the CARES Act available to plan participants and has implemented the following provisions to qualified individuals, those who themselves or whose spouse/dependent is diagnosed with COVID-19 or experience adverse financial consequences due to COVID-19:

•	In-service withdrawals of up to $100,000 of vested balance available through December 31, 2020, after first taking all available loans from the Plan.

•	A temporary additional loan and relaxation of current requirements for loans taken through September 22, 2020, based on the lesser of 50% of the vested account balance or $50,000.

•	A temporary allowance for employees to defer loan repayments through December 31, 2020 for one year.
The Setting Every Community Up for Retirement Enhancement (SECURE) Act was passed into law in December 2019. In February 2020, the Required Minimum Distributions (RMD) age was amended from age 70½ to age 72 under the provisions of SECURE Act. In addition, following the CARES Act, the required minimum distributions that would have been due in 2020 as a result of a former employee reaching age 72 are temporarily waived.

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an "exit price"). Fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

•
Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;

•
Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and

•
Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. There were no changes in the valuation methods during 2019 and 2018. Plan assets carried at fair value are described below.
Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.
Investments in separately managed accounts (separate accounts) are managed by external investment managers and include the following: Cash and short-term interest bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed income investments (including asset-backed securities) in separate accounts is based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds and therefore are classified as Level 1. Fixed income investments in this category are classified as Level 2.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2019 and 2018, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2019
(in thousands)	Level 1	Level 2	NAV [a]	Total
Edison International Common Stock Fund	$510,433	$—	$2,016	$512,449
Money market fund	2,129	—	424,804	426,933
Self-directed brokerage accounts	581,073	7,653	—	588,726
Mutual fund	216,856	—	—	216,856
Collective investment funds	—	—	2,202,720	2,202,720
Separate managed funds:
Cash and other short-term investments	6,458	1,004	8,322	15,784
Mutual funds	—	—	605	605
Fixed income securities [b]	53,897	203,310	—	257,207
Common and preferred stocks	521,059	276	—	521,335
Other	—	5,750	—	5,750
Total separate managed funds	581,414	210,340	8,927	800,681
Total investments at fair value	$1,891,905	$217,993	$2,638,467	$4,748,365

	Investments at Fair Value as of December 31, 2018
(in thousands)	Level 1	Level 2	NAV [a]	Total
Edison International Common Stock Fund	$437,721	$—	$3,797	$441,518
Money market fund	575	—	409,034	409,609
Self-directed brokerage accounts	425,811	5,890	—	431,701
Mutual fund	176,519	—	—	176,519
Collective investment funds	—	—	1,797,962	1,797,962
Separate managed funds:
Cash and other short-term investments	352	260	14,045	14,657
Mutual funds	—	—	580	580
Fixed income securities [b]	52,132	191,391	—	243,523
Common and preferred stocks	433,961	—	—	433,961
Other	523	6,573	—	7,096
Total separate managed funds	486,968	198,224	14,625	699,817
Total investments at fair value	$1,527,594	$204,114	$2,225,418	$3,957,126

[a]
These investments are measured at fair value using the net asset value ("NAV") per share practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statement of Net Assets Available for Plan Benefits.

[b]	The majority of dollar amounts of these securities consist of corporate bonds, U.S. government securities and agency securities including U.S. treasury notes and bonds.
The Plan determines the fair value for transfers in and transfers out of each level at the end of each reporting period. There were no material transfers between level 1or 2 during 2019 and 2018. There were no investments classified as Level 3 held by the Plan during 2019 and 2018.

Fund Investments Valued at Net Asset Value per Share as a Practical Expedient
NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liability. This practical expedient is not used if it is determined to be probable that the investment will be sold for an amount different from the reported NAV. The following table summarizes investments measured at fair value based on NAV per share:

	December 31, 2019
(in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Money market fund [1]	$435,142	Not applicable	Daily	None
Mutual fund [2]	605	Not applicable	Daily	None
Collective investment funds [3]	2,202,720	Not applicable	Daily	None
Total	$2,638,467

	December 31, 2018
(in thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Money market fund [1]	$426,876	Not applicable	Daily	None
Mutual fund [2]	580	Not applicable	Daily	None
Collective investment funds [3]	1,797,962	Not applicable	Daily	None
Total	$2,225,418

[1]
For the years ended December 31, 2019 and 2018, the combined money market fund investments of $435,142 and $426,876, respectively, are all invested in the State Street money market fund, including $8,322 and $14,045, respectively, in separate managed funds "Cash and short-term investments," and $2,016 and $3,797, respectively, in the "Edison International Common Stock Fund."

The State Street money market fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of securities including securities guaranteed by the U.S. Government or its agencies; debt securities of domestic or foreign corporations, mortgage-backed and other asset-backed securities, municipal bonds, structured notes, loan participations, revolving credit facilities, repurchase agreements and bank certificates of deposit.

[2]	The investment objective of the bond mutual fund within the separately managed accounts is to seek maximum current income, consistent with preservation of capital and daily liquidity.

[3]
For the years ended December 31, 2019 and 2018, collective investment funds consist of fixed income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor's 500 index, the Russell 2500 index, and the MSCI AC World Index (excluding the U.S.).

4. Investment Elections
The Trustee invests contributions in accordance with participant instructions.
Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction that applies to all funds except the Edison International Common Stock Fund. Reallocation elections may also be subject to redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.
The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account, as of close of market on the date of transfer.
5. Investment Options
As of December 31, 2019, all participants were able to choose from among 19 investment fund offerings. These investment funds consisted of the following:

•
Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.

•
Tier 2 – Edison International Common Stock Fund and Seven Institutional Funds representing a range of asset classes: large and small U.S. stocks (including Edison International Common Stock), cash equivalents, non-U.S. stocks, real assets and fixed income instruments, with varying degrees of risk and return.

•
Tier 3 – Self-Directed Brokerage Accounts: Allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2019	2018
Net assets available for plan benefits per the financial statements	$4,800,919	$3,989,798
Less: Amounts allocated to withdrawing participants	(376)	(1)
Less: Deemed distributions of participant loans	(1,150)	(1,158)
Net assets available for plan benefits per the Form 5500	$4,799,393	$3,988,639

The following is a reconciliation of total deductions per the financial statements to the Form 5500:
(in thousands)		For the year ended December 31, 2019
Total distribution to participants per the financial statements		$342,048
Add: Amounts allocated to withdrawing participants at December 31, 2019		376
Add: Deemed distributions of participant loans at December 31, 2019		1,150
Less: Amounts allocated to withdrawing participants at December 31, 2018		(1)
Less: Deemed distributions of participant loans at December 31, 2018		(1,158)
Benefits paid to participants per the Form 5500		$342,415
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date. Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on the Form 5500.
7. Related-Party Transactions
Certain Plan investments, including investments held in the trust, are shares of funds managed by the Trustee. The Plan also invests in the Edison International Common Stock Fund and receives services from the Plan Sponsor. In addition, the Plan issues loans to participants, see "Notes Receivable from Participants" in Note 1 for more details. These transactions qualify as party-in-interest transactions under ERISA.
The money market fund is managed by State Street Bank and Trust Company, which also serves as the Plan's Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were $208,000 for 2019 and were reported as "Management fees" on the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan's investment options include the Company's Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan's investment in the Company's Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were $87,000 for 2019 and were reported as "Management fees" on the Statement of Changes in Net Assets Available for Plan Benefits.
Prior to 2019, certain investment fund managers provided credits to Conduent Inc. for administrative and other services rendered to the Plan. These credits were used to reduce Conduent Inc.'s charge to the Plan Sponsor for services provided to the

Plan. Effective January 1, 2019, the credits were no longer used to offset charges for administrative and other services rendered. See Note 1 for discussion of administrative expenses.
See Note 10 regarding Edison International Common Stock Fund dividend payments and Note 11 regarding the prohibited transaction.
8. Plan Termination
Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.
9. Tax Status
The IRS has determined and informed the Plan Sponsor by a letter dated June 15, 2017 that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended, is designed in compliance with the applicable qualification requirements of the IRC, and that the Plan continues to be tax exempt. In addition, the Plan Administrator is not aware of any unaddressed operational issues for which corrective action is not being taken that will prevent the continuation of the Plan's qualified tax status.
10. Employee Stock Ownership Plan
The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $2,386,000 for the year ended December 31, 2019. On December 12, 2019, the Board of Directors of Edison International declared a common stock dividend of $0.6375 per share which was paid on January 31, 2020 to the shareholders of record as of December 31, 2019. As the record date was at year end, dividend income of $0.6375 per share amounting to approximately $4,289,000 was accrued and included in "Dividends receivable" in the accompanying financial statements at December 31, 2019. For the year ended December 31, 2018, $4,701,000 was accrued in dividend receivable and paid on January 31, 2019.
11. Prohibited Transaction
Through an administrative error, on April 26, 2013, SCE borrowed $380,546 from the Plan, which constituted a prohibited transaction under ERISA. In March 2020, SCE repaid $380,546 to the Plan, along with $191,310 of lost earnings calculated under the Department of Labor fiduciary correction program. The prohibited transaction had no impact on participant accounts and was reflected as "Interest income and other" in the Statement of Changes in Net Assets and as a "Receivable from brokers and other" in the Statements of Net Assets Available for Plan Benefits in 2019, the year it was discovered.
In May 2020, SCE submitted the related Form 5330 excise tax filings and paid $72,192 to the IRS.

Supplemental Schedule
____________________________________________________________________________________________________

Form 5500 Schedule G, Part III - Schedule of Nonexempt Transactions December 31, 2019	Edison 401(k) Savings Plan

								EIN: 95-1240335
								Plan Number: 002

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction
Southern California Edison Company	Plan Sponsor	Loan to Plan Sponsor	$380,546	$—	$—	$—	$380,546	$571,856	$191,310

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

			EIN: 95-1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value (in thousands)
Edison International common stock fund
*	Edison International	Common stock - no par value		$512,449
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		426,933
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		1,012,536
	PIMCO***	Separate managed account in the core bond fund		152,108
	BlackRock Global Investors	Collective investment in the core bond fund		115,989
	Dodge & Cox***	Separate managed account in the core bond fund		118,865
	Harding Loevner	Collective investment in the core international stock fund		232,357
	Dodge & Cox	Mutual fund in the core international stock fund		216,856
	BlackRock Global Investors	Collective investment in the core international stock fund		217,999
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index (large company stock) fund		205,665
	Jackson Square Partners***	Separate managed account in the core U.S. small-medium company stock fund		70,737
	BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		127,701
	Next Century***	Separate managed account in the core U.S. small-medium company stock fund		103
	AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		53,816
	Loomis Sayles***	Separate managed account in the core U.S. large company stock fund		203,513
	T. Rowe Price***	Separate managed account in the core U.S. large company stock fund		201,471
	Blackrock Global Investors	Collective Investment in core real assets fund		48,792
	Blackrock Global Investors	Collective Investment in global real estate investment trust fund		30,113
	Blackrock Global Investors	Collective Investment in short term treasury inflation protected securities fund		65,202
	Blackrock Global Investors	Collective Investment in the commodities fund		21,292
	Cardinal Capital	Collective investment in the core U.S. small-medium company stock fund		63,616
	Hood River Capital	Collective investment in the core U.S. small-medium company stock fund		61,458
	BlackRock Global Investors	Separate managed account in the core U.S. small-medium company stock fund		68
		Total common collective, separate managed and mutual funds		3,220,257
Self-directed brokerage accounts
	Charles Schwab	Self-directed brokerage accounts		588,726
		Total investments		4,748,365
Notes receivable from participants
*	Notes receivable from participants	Loans with maturities varying from one to four years (or up to 15 years for purchase of a primary residence) and interest rates of 4.23% to 10.51%		84,843
		Total		$4,833,208

*	Party-in-interest

**	Investments are participant-directed; therefore, disclosure of cost is not required.
*** See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	31750C4X5 OTC ECAL USD VS JPY APR17 120 CALL	$(51)
		317587HP1 OTC EPUT FN 2.5 1 5 JAN20 97.5625 PUT	1
		3175JC290 ITRAXX.O P 3.00 EU31 JUN20 3 PUT	1
		317U045U3 IRO USD 5Y C 1.18900 MAR20 1.189 CALL	10
		317U046U2 IRO USD 1Y C 1.3000 MAR20 1.3 CALL	(10)
		317U055U0 IRO USD 1Y C 1.300 APR20 1.3 CALL	(10)
		317U056U9 IRO USD 5Y C 1.2150 APR20 1.215 CALL	10
		317U071U0 IRO USD 1Y C 1.1850 APR20 1.185 CALL	(11)
		317U072U9 IRO USD 5Y C 1.14750 APR20 1.1475 CALL	10
		317U662U5 IRO USD 5Y C 1.4375 JAN20 1.4375 CALL	1
		317U666U1 IRO USD 5Y P 1.62 JAN20 1.62 PUT	(1)
		ABBVIE INC SR UNSECURED 05/23 2.85	306
		ABBVIE INC SR UNSECURED 11/22 2.9	306
		ACTIVISION BLIZZARD SR UNSECURED 06/22 2.6	810
		ADVENT HEALTH SYSTEM UNSECURED 09/24 2.433	100
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 07/22 4.625	317
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 07/23 4.125	423
		AIR LEASE CORP SR UNSECURED 06/21 3.375	305
		AIR LEASE CORP SR UNSECURED 09/23 3	307
		AIRCASTLE LTD SR UNSECURED 02/22 5.5	319
		AIRCASTLE LTD SR UNSECURED 03/21 5.125	103
		ALBA PLC ALBA 2006 2 A3B REGS	201
		ALIBABA GROUP HOLDING SR UNSECURED 06/23 2.8	203
		ALLEGION US HOLDING CO COMPANY GUAR 10/24 3.2	103
		ALTRIA GROUP INC COMPANY GUAR 02/22 3.49	103
		ALTRIA GROUP INC COMPANY GUAR 02/26 4.4	978
		AMER AIRLN 14 1 A PTT PASS THRU CE 04/28 3.7	77
		AMERICAN CAMPUS CMNTYS COMPANY GUAR 07/26 3.3	104
		AMERICAN ELECTRIC POWER SR UNSECURED 12/21 3.65	103
		AMERICAN ELECTRIC POWER SR UNSECURED 12/22 2.95	204
		AMERICAN EXPRESS CO SR UNSECURED 08/23 3.7	526
		AMERICAN HONDA FINANCE SR UNSECURED 02/22 VAR	300
		AMERICAN TOWER CORP SR UNSECURED 01/22 2.25	702
		AMERICAN TOWER CORP SR UNSECURED 01/23 3.5	104
		AMERICAN TOWER CORP SR UNSECURED 06/23 3	102
		AMGEN INC SR UNSECURED 05/22 3.625	413
		ANHEUSER BUSCH INBEV FIN COMPANY GUAR 02/24 3.7	424
		ANTHEM INC SR UNSECURED 12/22 2.95	512
		ARGENTINE PESO	43
		ARROW ELECTRONICS INC SR UNSECURED 03/23 4.5	106

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	ARROW ELECTRONICS INC SR UNSECURED 04/22 3.5	$102
		ASTRAZENECA PLC SR UNSECURED 08/23 VAR	200
		AT+T INC SR UNSECURED 06/24 VAR	204
		AUTONATION INC COMPANY GUAR 01/21 3.35	101
		BANK OF AMERICA CORP SR UNSECURED 01/23 3.3	310
		BANK OF AMERICA CORP SR UNSECURED 01/23 VAR	510
		BANK OF NOVA SCOTIA SR UNSECURED 11/22 2	200
		BANK OF NY MELLON CORP SR UNSECURED 10/23 VAR	305
		BARCLAYS PLC SR UNSECURED 05/24 VAR	1,252
		BARCLAYS PLC SR UNSECURED 08/21 3.2	304
		BAT CAPITAL CORP COMPANY GUAR 09/26 3.215	605
		BBVA USA SR UNSECURED 08/24 2.5	397
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	176
		BECTON DICKINSON AND CO SR UNSECURED 06/22 VAR	302
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	145
		BOC AVIATION LTD SR UNSECURED REGS 09/22 2.75	201
		BRITISH TRA INTL FINANCE COMPANY GUAR REGS 11/21 0.0000	96
		BRIXMOR OPERATING PART SR UNSECURED 02/22 VAR	500
		BROADCOM CRP / CAYMN FI COMPANY GUAR 01/22 3	1,421
		BROADCOM CRP / CAYMN FI COMPANY GUAR 01/23 2.65	201
		BWPC0HYJ2 CDS EUR P F 1.00000 1 CCPITRAXX	(181)
		BWPC0HYJ2 CDS EUR R V 03MEVENT 2 CCPITRAXX	177
		BWU00INB9 IRS USD P F 1.75000 SWU00INB9 CCPVANILLA	10
		BWU00INB9 IRS USD R V 03MLIBOR SWUV0INB1 CCPVANILLA	85
		BWU00INI4 IRS USD P F 2.25000 SWU00INI4 CCPVANILLA	(10)
		BWU00INI4 IRS USD R V 03MLIBOR SWUV0INI6 CCPVANILLA	29
		BWU00ISZ1 IRS USD P F 1.45000 SWU00ISZ1 CCPVANILLA	13
		BWU00ISZ1 IRS USD R V 03MLIBOR SWUV0ISZ3 CCPVANILLA	3
		BWU00NM94 IRS USD P F 1.75000 SWU00NM94 CCPVANILLA	(3)
		BWU00NM94 IRS USD R V 03MLIBOR SWUV0NM96 CCPVANILLA	(147)
		BWU00RZL4 IRS USD P F 3.00000 SWU00RZL4 CCPVANILLA	(26)
		BWU00RZL4 IRS USD R V 03MLIBOR SWUV0RZL6 CCPVANILLA	13
		BWU00S3Z6 IRS USD P F 2.93000 SWU00S3Z6 CCPVANILLA	(29)
		BWU00S4O0 IRS USD P F 2.87000 SWU00S4O0 CCPVANILLA	(14)
		BWU00S683 IRS USD P F 2.89000 SWU00S683 CCPVANILLA	(14)
		BWU00S6Y6 IRS USD P F 2.76000 SWU00S6Y6 CCPVANILLA	(12)
		BWU00SA96 IRS USD P F 2.76000 SWU00SA96 CCPVANILLA	(17)
		BWU00T8Y2 IRS USD P F 2.47500 SWU00T8Y2 CCPVANILLA	(9)
		BWU00T9L9 IRS USD P F 2.43000 SWU00T9L9 CCPVANILLA	(9)
		BWU00TAA1 IRS USD P F 2.45000 SWU00TAA1 CCPVANILLA	(9)

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	BWU00TAZ6 IRS USD P F 2.41000 SWU00TAZ6 CCPVANILLA	$(9)
		BWU00TC01 IRS USD P F 2.44000 SWU00TC01 CCPVANILLA	(9)
		BWU00TEA7 IRS USD P F 2.48000 SWU00TEA7 CCPVANILLA	(10)
		BWU00TIJ4 IRS USD P F 2.43500 SWU00TIJ4 CCPVANILLA	(9)
		BWU00TJ04 IRS USD P F 2.41000 SWU00TJ04 CCPVANILLA	(9)
		BWU00TKB8 IRS USD P F 2.42500 SWU00TKB8 CCPVANILLA	(9)
		BWU00U4C1 IRS USD P F 2.32000 SWU00U4C1 CCPVANILLA	(8)
		BWU00U696 IRS USD P F 2.31000 SWU00U696 CCPVANILLA	(8)
		BWU00U720 IRS USD P F 2.29000 SWU00U720 CCPVANILLA	(7)
		BWU00UBA7 IRS USD P F 2.21000 SWU00UBA7 CCPVANILLA	(6)
		BWU00UHX1 IRS USD P F 2.19000 SWU00UHX1 CCPVANILLA	(6)
		BWU00UIM4 IRS USD P F 2.21000 SWU00UIM4 CCPVANILLA	(6)
		BWU00UN30 IRS USD P F 2.10000 SWU00UN30 CCPVANILLA	(5)
		BWU00UVE7 IRS USD P F 1.88000 SWU00UVE7 CCPVANILLA	(2)
		BWU00V5U8 IRS USD P F 2.25000 SWU00V5U8 CCPVANILLA	(4)
		BWU00V603 IRS USD P F 2.25000 SWU00V603 CCPVANILLA	(7)
		BWU00V603 IRS USD R V 03MLIBOR SWUV0V605 CCPVANILLA	1
		BWU00V8J0 IRS USD P F 2.25000 SWU00V8J0 CCPVANILLA	(22)
		BWU00V8J0 IRS USD R V 03MLIBOR SWUV0V8J2 CCPVANILLA	1
		BWU00VKI8 IRS USD P F 1.62500 SWU00VKI8 CCPVANILLA	8
		BWU00VLD8 IRS USD P F 1.96000 SWU00VLD8 CCPVANILLA	(1)
		BWU00VVP0 IRS USD P F 1.50000 SWU00VVP0 CCPVANILLA	43
		BWU00VVP0 IRS USD R V 03MLIBOR SWUV0VVP2 CCPVANILLA	(31)
		BWU00W8W9 IRS GBP P F .75000 SWU00W8W9 CCPVANILLA	(114)
		BWU00W8W9 IRS GBP R V 06MLIBOR SWUV0W8W1 CCPVANILLA	128
		BWU00W8X7 IRS GBP P F .75000 SWU00W8X7 CCPVANILLA	57
		BWU00W8X7 IRS GBP R V 06MLIBOR SWUV0W8X9 CCPVANILLA	63
		BWU00XLU6 IRS USD P F 2.00000 SWU00XLU6 CCPVANILLA	104
		BWU00XLU6 IRS USD R V 03MLIBOR SWUV0XLU8 CCPVANILLA	20
		BWU00XPH1 IRS USD P F 2.00000 SWU00XPH1 CCPVANILLA	7
		BWU00XPH1 IRS USD R V 03MLIBOR SWUV0XPH3 CCPVANILLA	7
		CALIFORNIA ST CAS 04/47 FLOATING VAR	402
		CAMPBELL SOUP CO SR UNSECURED 03/23 3.65	833
		CARDINAL HEALTH INC SR UNSECURED 06/22 2.616	404
		CARLISLE COS INC SR UNSECURED 12/24 3.5	104
		CCBOSHUS6 BANK OF AMERICA CCPC CCBOSHUS6 BANK OF AMERICA CCPC	346
		CCBOSZUS6 BOA CCPC COC CCBOSZUS6 BOA CCPC COC	563
		CELGENE CORP SR UNSECURED 08/22 3.25	512
		CELGENE CORP SR UNSECURED 08/22 3.55	207
		CENTERPOINT ENERGY RES SR UNSECURED 04/23 3.55	311

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	CHARTER COMM OPT LLC/CAP SR SECURED 07/20 3.579	$101
		CHARTER COMM OPT LLC/CAP SR SECURED 07/22 4.464	946
		CHICAGO IL CHI 01/22 FIXED 5.63	137
		CITIGROUP INC SR UNSECURED 04/22 2.75	610
		CITIGROUP INC SR UNSECURED 07/23 VAR	203
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	120
		CITIZENS BANK NA/RI SR UNSECURED 02/26 3.75	427
		CNH INDUSTRIAL CAP LLC COMPANY GUAR 04/21 4.875	207
		COMMONSPIRIT HEALTH SR SECURED 10/49 4.187	100
		CONAGRA BRANDS INC SR UNSECURED 10/21 3.8	1,342
		CONSTELLATION BRANDS INC COMPANY GUAR 05/22 2.7	304
		CONSTELLATION BRANDS INC COMPANY GUAR 11/22 2.65	203
		COUNTRY GARDEN HLDG CO SR SECURED REGS 03/20 7.5	301
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	117
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	83
		COVIDIEN INTL FINANCE SA COMPANY GUAR 06/22 3.2	206
		CRED SUIS GP FUN LTD COMPANY GUAR 04/26 4.55	333
		CRED SUIS GP FUN LTD COMPANY GUAR 09/22 3.8	625
		CROWN CASTLE INTL CORP SR UNSECURED 04/22 4.875	106
		CROWN CASTLE INTL CORP SR UNSECURED 09/21 2.25	301
		CSAIL COMMERCIAL MORTGAGE TRUS CSAIL 2015 C3 ASB	517
		CVS HEALTH CORP SR UNSECURED 03/23 3.7	417
		DANISH KRONE	1
		DELTA AIR LINES INC SR UNSECURED 03/22 3.625	307
		DELTA AIR LINES INC SR UNSECURED 04/21 3.4	101
		DEUTSCHE BANK NY SR UNSECURED 01/21 3.15	402
		DEUTSCHE BANK NY SR UNSECURED 11/22 3.3	505
		DISCOVERY COMMUNICATIONS COMPANY GUAR 03/23 2.95	102
		EBAY INC SR UNSECURED 01/23 2.75	406
		EBAY INC SR UNSECURED 01/23 VAR	201
		EMC CORP SR UNSECURED 06/20 2.65	100
		EMERA US FINANCE LP COMPANY GUAR 06/21 2.7	404
		ENERGY TRANSFER OPERATNG COMPANY GUAR 02/23 3.6	205
		ENERGY TRANSFER OPERATNG COMPANY GUAR 06/21 4.65	412
		ENRGY TRANS PT/REG FIN COMPANY GUAR 09/20 5.75	304
		ENTERGY CORP SR UNSECURED 07/22 4	626
		ENTERPRISE PRODUCTS OPER COMPANY GUAR 02/22 4.05	208
		ENTERPRISE PRODUCTS OPER COMPANY GUAR 03/23 3.35	104
		EQM MIDSTREAM PARTNERS L SR UNSECURED 07/23 4.75	401
		EQT CORP SR UNSECURED 10/22 3	590

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	EURO BTP FUTURE MAR20 XEUR 20200306	$(6)
		EURO BUND FUTURE MAR20 XEUR 20200306	(14)
		EURO CURRENCY	200
		EUROSAIL PLC ESAIL 2006 2X A2C REGS	125
		EVERSOURCE ENERGY SR UNSECURED 03/22 2.75	102
		EXELON GENERATION CO LLC SR UNSECURED 03/22 3.4	205
		EXPRESS SCRIPTS HOLDING COMPANY GUAR 11/22 3.05	102
		FANNIE MAE FNR 2004 10 ZB	68
		FANNIE MAE FNR 2012 55 PC	1,678
		FANNIE MAE FNR 2013 36 JI	67
		FANNIE MAE FNR 2015 38 DF	88
		FANNIE MAE FNR 2015 87 BF	121
		FANNIE MAE FNR 2019 28 FJ	361
		FED HM LN PC POOL ZA6393 FR 03/49 FIXED 4	85
		FED HM LN PC POOL ZS4785 FR 08/48 FIXED 4	1,788
		FHLMC MULTIFAMILY STRUCTURED P FHMS KF11 A	27
		FIRSTENERGY CORP SR UNSECURED 07/22 2.85	407
		FISERV INC SR UNSECURED 07/24 2.75	305
		FLEX LTD SR UNSECURED 02/23 5	321
		FMC CORP SR UNSECURED 10/26 3.2	204
		FNMA POOL 471600 FN 06/22 FIXED 2.64	279
		FNMA POOL 725236 FN 03/34 FIXED VAR	6
		FNMA POOL 888638 FN 09/37 FIXED VAR	155
		FNMA POOL 894948 FN 08/36 FIXED 6	8
		FNMA POOL 995279 FN 12/38 FIXED VAR	8
		FNMA POOL AE0515 FN 04/40 FIXED VAR	12
		FNMA POOL AH8434 FN 04/41 FIXED 5	9
		FNMA POOL AL1983 FN 05/22 VARIABLE	351
		FNMA POOL AL5853 FN 05/44 FIXED VAR	395
		FNMA POOL AL8946 FN 08/46 FIXED VAR	1,939
		FNMA POOL AW3558 FN 05/29 FIXED 3	181
		FNMA POOL BK2012 FN 04/48 FIXED 4	2,720
		FNMA POOL BM2003 FN 10/47 FIXED VAR	72
		FNMA POOL CA3674 FN 06/49 FIXED 4	189
		FNMA POOL FM1107 FN 06/49 FIXED VAR	90
		FNMA POOL MA3686 FN 06/49 FIXED 3.5	363
		FNMA TBA 15 YR 3.5 SINGLE FAMILY MORTGAGE	1,036
		FNMA TBA 30 YR 2.5 SINGLE FAMILY MORTGAGE	4,941
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	8,005
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	15,008

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	$(104)
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/21 3.2	302
		FORD MOTOR CREDIT CO LLC SR UNSECURED 02/23 4.14	309
		FORD MOTOR CREDIT CO LLC SR UNSECURED 03/24 5.584	325
		FORD MOTOR CREDIT CO LLC SR UNSECURED 04/21 3.47	505
		FORD MOTOR CREDIT CO LLC SR UNSECURED 10/21 VAR	297
		FORTUNE BRANDS HOME + SE SR UNSECURED 09/23 4	317
		FREDDIE MAC FHR 2882 ZC	12
		GE CAPITAL EURO FUNDING COMPANY GUAR REGS 01/22 0.8	114
		GE CAPITAL INTL FUNDING COMPANY GUAR 11/20 2.342	200
		GENERAL ELECTRIC CO SR UNSECURED 05/22 0.375	112
		GENERAL MOTORS CO SR UNSECURED 08/20 VAR	100
		GENERAL MOTORS FINL CO COMPANY GUAR 01/22 3.45	409
		GENERAL MOTORS FINL CO COMPANY GUAR 01/22 VAR	101
		GENERAL MOTORS FINL CO COMPANY GUAR 01/23 VAR	99
		GENERAL MOTORS FINL CO SR UNSECURED 07/22 3.55	103
		GENERAL MOTORS FINL CO SR UNSECURED 11/21 4.2	311
		GENERAL MOTORS FINL CO SR UNSECURED 11/21 VAR	100
		GLOBAL PAYMENTS INC SR UNSECURED 02/25 2.65	201
		GNMA II POOL MA5264 G2 06/48 FIXED 4	142
		GNMA II TBA 30 YR 4 JUMBOS	(207)
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/23 VAR	303
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/24 3.85	1,005
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H16 FM	280
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FB	148
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FC	466
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H22 FC	358
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H29 FA	23
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H30 FB	1
		GOVERNMENT NATIONAL MORTGAGE A GNR 2016 H11 F	249
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H09 FB	376
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 31 GF	421
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 33 F	482
		HEALTHCARE TRUST OF AMER COMPANY GUAR 08/26 3.5	209
		HEALTHPEAK PROPERTIES SR UNSECURED 07/26 3.25	208
		HP ENTERPRISE CO SR UNSECURED 10/21 VAR	500
		HSBC HOLDINGS PLC SR UNSECURED 03/25 VAR	303
		HSBC HOLDINGS PLC SR UNSECURED 05/21 2.95	506
		HSBC HOLDINGS PLC SR UNSECURED 11/25 VAR	201
		HUNTSMAN INTERNATIONAL L SR UNSECURED 11/22 5.125	214

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	IMPAC SECURED ASSETS CORP. IMSA 2006 5 2A	$125
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	168
		ING GROEP NV SR UNSECURED 10/23 4.1	213
		INTERPUBLIC GROUP COS SR UNSECURED 03/22 4	104
		INTL LEASE FINANCE CORP SR UNSECURED 01/22 8.625	225
		INTL LEASE FINANCE CORP SR UNSECURED 08/22 5.875	109
		INTL LEASE FINANCE CORP SR UNSECURED 12/20 8.25	106
		IPALCO ENTERPRISES INC SR SECURED 07/20 3.45	100
		JAPANESE YEN	23
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	360
		JPMORGAN CHASE + CO SR UNSECURED 04/23 VAR	610
		JPMORGAN CHASE + CO SR UNSECURED 04/24 VAR	409
		JPMORGAN CHASE + CO SR UNSECURED 07/25 3.9	324
		JT INTL FIN SERVICES BV COMPANY GUAR REGS 09/23 3.5	725
		KEURIG DR PEPPER INC COMPANY GUAR 11/21 2.53	302
		KINDER MORGAN INC COMPANY GUAR 01/23 VAR	203
		KLA CORP SR UNSECURED 11/21 4.125	103
		KLA CORP SR UNSECURED 11/24 4.65	329
		KOMATSU FINANCE AMERICA COMPANY GUAR REGS 09/22 2.437	301
		LABORATORY CORP OF AMER SR UNSECURED 12/24 2.3	100
		LAM RESEARCH CORP SR UNSECURED 03/25 3.8	534
		LLOYDS BANKING GROUP PLC SR UNSECURED 06/21 VAR	402
		MARATHON OIL CORP SR UNSECURED 11/22 2.8	203
		MASCO CORP SR UNSECURED 04/21 3.5	203
		MASTR ASSET BACKED SECURITIES MABS 2006 AM1 A3	14
		MCCORMICK + CO SR UNSECURED 08/24 3.15	312
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	19
		MICRON TECHNOLOGY INC SR UNSECURED 02/24 4.64	326
		MICRON TECHNOLOGY INC SR UNSECURED 02/30 4.663	220
		MITSUBISHI UFJ FIN GRP SR UNSECURED 07/22 2.665	304
		MITSUBISHI UFJ FIN GRP SR UNSECURED 07/23 VAR	403
		MITSUBISHI UFJ FIN GRP SR UNSECURED 09/21 2.19	501
		MIZUHO FINANCIAL GROUP SR UNSECURED 02/22 VAR	202
		MIZUHO FINANCIAL GROUP SR UNSECURED 09/21 2.273	502
		MIZUHO FINANCIAL GROUP SR UNSECURED 09/22 VAR	504
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	32
		MOLSON COORS BEVERAGE COMPANY GUAR 07/21 2.1	100
		MONDELEZ INTERNATIONAL SR UNSECURED 05/23 3.625	524
		MORGAN STANLEY CAP SVCS COC SWAP CASH COLLATERAL USD	10
		MORGAN STANLEY CAPITAL INC MSAC 2004 WMC2 M1	154

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	MORGAN STANLEY CAPITAL INC MSAC 2006 NC2 A2D	$236
		MORGAN STANLEY SR UNSECURED 06/22 VAR	302
		MORGAN STANLEY SR UNSECURED 07/22 VAR	303
		MPLX LP SR UNSECURED 03/23 3.375	205
		MYLAN INC COMPANY GUAR 11/23 4.2	106
		MYLAN NV COMPANY GUAR 06/21 3.15	405
		MYLAN NV COMPANY GUAR 06/26 3.95	209
		MYLAN NV COMPANY GUAR 12/20 3.75	31
		NABORS INDUSTRIES INC COMPANY GUAR 09/20 5	70
		NATIONAL RURAL UTIL COOP SR UNSECURED 09/22 2.3	303
		NAVIENT CORP SR UNSECURED 07/21 6.625	317
		NETAPP INC SR UNSECURED 06/21 3.375	102
		NEW ISRAELI SHEQEL	1
		NEW JERSEY ST ECON DEV AUTH RE NJSDEV 06/21 FIXED 4.521	310
		NEWGATE FUNDING PLC NGATE 2006 3X A3A REGS	242
		NISOURCE INC SR UNSECURED 11/22 2.65	202
		NORTHROP GRUMMAN CORP SR UNSECURED 01/25 2.93	309
		NORTHROP GRUMMAN CORP SR UNSECURED 10/22 2.55	305
		NTT FINANCE CORP SR UNSECURED REGS 07/21 1.9	598
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/22 VAR	603
		ONEOK INC COMPANY GUAR 02/22 4.25	104
		OWENS CORNING SR UNSECURED 12/24 4.2	264
		PAYPAL HOLDINGS INC SR UNSECURED 10/24 2.4	202
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	604
		PIONEER NATURAL RESOURCE SR UNSECURED 07/22 3.95	104
		PLAINS ALL AMER PIPELINE SR UNSECURED 11/24 3.6	309
		POUND STERLING	(18)
		PUBLIC SERVICE ENTERPRIS SR UNSECURED 11/22 2.65	102
		QUALCOMM INC SR UNSECURED 01/23 VAR	302
		QVC INC SR SECURED 03/23 4.375	103
		QVC INC SR SECURED 07/22 5.125	210
		RAYTHEON TECH CORP SR UNSECURED 08/23 3.65	527
		REPUBLIC OF ARGENTINA BONDS 04/22 VAR	1
		REPUBLIC OF ARGENTINA BONDS 06/20 VAR	71
		REYNOLDS AMERICAN INC COMPANY GUAR 06/22 4	625
		RMAC SECURITIES PLC RMACS 2006 NS4X A3A REGS	261
		ROYAL BANK OF CANADA SR UNSECURED 11/24 2.25	301
		ROYAL BK SCOTLND GRP PLC SR UNSECURED 03/25 VAR	212
		ROYAL BK SCOTLND GRP PLC SR UNSECURED 06/24 VAR	531
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/23 6	111

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	SABINE PASS LIQUEFACTION SR SECURED 02/21 5.625	$720
		SABINE PASS LIQUEFACTION SR SECURED 03/22 6.25	322
		SABINE PASS LIQUEFACTION SR SECURED 04/23 5.625	109
		SALESFORCE.COM INC SR UNSECURED 04/23 3.25	104
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	2,137
		SANTANDER UK GROUP HLDGS SR UNSECURED 08/21 2.875	202
		SANTANDER UK PLC SR UNSECURED 06/21 3.4	511
		SEMPRA ENERGY SR UNSECURED 01/21 VAR	300
		SEMPRA ENERGY SR UNSECURED 06/24 3.55	210
		SERVICE PROPERTIES TRUST SR UNSECURED 02/21 4.25	203
		SERVICE PROPERTIES TRUST SR UNSECURED 10/29 4.95	102
		SHIRE ACQ INV IRELAND DA COMPANY GUAR 09/21 2.4	704
		SL GREEN OPERATING PARTN COMPANY GUAR 08/21 VAR	100
		SLC STUDENT LOAN TRUST SLCLT 2006 2 A5	186
		SLC STUDENT LOAN TRUST SLCLT 2010 1 A	43
		SLM CORP SR UNSECURED 04/22 5.125	104
		SLM STUDENT LOAN TRUST SLMA 2005 3 A5	63
		SOUTHWESTERN ENERGY CO COMPANY GUAR 01/25 6.2	298
		SPIRIT AEROSYSTEMS INC COMPANY GUAR 06/21 VAR	200
		SPIRIT AEROSYSTEMS INC COMPANY GUAR 06/26 3.85	306
		STRUCTURED ADJUSTABLE RATE MOR SARM 2004 12 9A	163
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	52
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/21 2.058	501
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/22 VAR	302
		SUMITOMO MITSUI FINL GRP SR UNSECURED 10/21 2.442	403
		SUMITOMO MITSUI FINL GRP SR UNSECURED 10/23 3.936	637
		SUNOCO LOGISTICS PARTNER COMPANY GUAR 02/22 4.65	104
		SWAP CCPC BANK OF AMERICA COC SWAP CASH COLLATERAL	286
		SWAP JP MORGAN BOC SWAP CASH COLLATERAL USD	(60)
		SWPC02J45 CDS USD R F .11000 1 ABX	108
		SWPC02J52 CDS USD R F .11000 1 ABX	31
		SWPC0AJI6 CDS USD R F 1.00000 FIX CORPORATE	66
		SWPC0C0U5 CDS USD R F .50000 1 CMBX	28
		SWPC0C1D2 CDS USD R F .50000 1 CMBX	69
		SWPC0CJV3 CDS USD R F 1.00000 FIX SOVEREIGN	9
		SWPC0CRI3 CDS USD R F 1.00000 FIX SOVEREIGN	2
		SWPC0D819 CDS USD R F 1.00000 FIX SOVEREIGN	14
		SWPC0EAN6 CDS USD R F 5.00000 1 CCPCORPORATE	(6)
		SWPC0FJM6 CDS USD R F 1.00000 FIX SOVEREIGN	2
		SWPC0FY98 CDS USD R F 1.00000 FIX SOVEREIGN	5

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	SWPC0HFY0 CDS USD R F 1.00000 FIX SOVEREIGN	$5
		SWPC0HJ26 CDS USD R F 1.00000 1 CCPCORPORATE	10
		SWPC0HQ93 CDS USD R F 1.00000 1 CCPCORPORATE	3
		SWPC0HWO3 CDS USD R F 1.00000 1 CCPCORPORATE	7
		SWPC0HXN4 CDS USD R F 1.00000 FIX CORPORATE	4
		SWPC0I305 CDS USD R F 1.00000 1 CCPCORPORATE	2
		SWPC0IFO0 CDS USD R F 1.00000 FIX SOVEREIGN	3
		SWPC0IIT6 CDS USD R F 1.00000 1 CCPCORPORATE	2
		SWPC0IJB4 CDS USD R F 1.00000 1 CCPCDX	4
		SWPC1HH01 CDS USD R F 5.00000 FIX CDXTRANCHE	5
		SWPCDX027 CDS USD R F 5.00000 FIX CDXTRANCHE	(2)
		SWU00VVS4 IRS USD R F 1.50000 SWU00VVS4 CCPVANILLA	(113)
		SWU00XX58 IRS BRL P V 00MBRCDI SWUV0XX50 CCPNDFPREDISWAP	(9)
		SWU00XX58 IRS BRL R F 5.96000 SWU00XX58 CCPNDFPREDISWAP	13
		SWU00YIC8 IRS USD R F 1.66000 SWU00YIC8 CCPVANILLA	(1)
		SWU0SD181 IRS GBP P V 01MUKRPI SWU0SD181 CCPINFLATIONZERO	(6)
		SWU0SD181 IRS GBP R F 3.69500 SWUVSD183 CCPINFLATIONZERO	12
		SWU0SD199 IRS GBP P V 01MUKRPI SWU0SD199 CCPINFLATIONZERO	(6)
		SWU0SD199 IRS GBP R F 3.71750 SWUVSD191 CCPINFLATIONZERO	13
		SYNCHRONY FINANCIAL SR UNSECURED 03/29 5.15	228
		SYNGENTA FINANCE NV COMPANY GUAR 03/22 3.125	202
		TECH DATA CORP SR UNSECURED 02/22 3.7	307
		TEVA PHARMACEUTICALS NE COMPANY GUAR 07/23 2.8	464
		THOMSON REUTERS CORP SR UNSECURED 05/26 3.35	309
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	53
		TORONTO DOMINION BANK SR UNSECURED 12/22 1.9	100
		TP ICAP PLC COMPANY GUAR REGS 01/24 5.25	145
		TRANSCANADA PIPELINES SR UNSECURED 10/23 3.75	105
		TRIMBLE INC SR UNSECURED 06/28 4.9	437
		TSY INFL IX N/B 01/29 0.875	108
		TSY INFL IX N/B 02/45 0.75	227
		TSY INFL IX N/B 02/46 1	1,744
		TSY INFL IX N/B 02/48 1	462
		TYSON FOODS INC SR UNSECURED 09/23 3.9	106
		UBS SECURITIES LLC DOM MSF CASH COLLATERAL	(10)
		US 10YR FUT OPTN FEB20C 132.5 EXP 01/24/2020	1
		US 10YR NOTE (CBT)MAR20 XCBT 20200320	(193)
		US 10YR ULTRA FUT MAR20 XCBT 20200320	(13)
		US 2YR NOTE (CBT) MAR20 XCBT 20200331	16
		US 5YR NOTE (CBT) MAR20 XCBT 20200331	(36)

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	PIMCO	US DOLLAR	$1,647
		US TREASURY N/B 02/27 2.25	3,502
		US TREASURY N/B 02/40 4.625	1,108
		US TREASURY N/B 05/40 4.375	269
		US TREASURY N/B 05/43 2.875	218
		US TREASURY N/B 05/44 3.375	4,625
		US TREASURY N/B 05/49 2.875	326
		US TREASURY N/B 08/27 2.25	2,263
		US TREASURY N/B 08/28 2.875	356
		US TREASURY N/B 08/44 3.125	5,244
		US TREASURY N/B 08/49 2.25	1,207
		US TREASURY N/B 11/27 2.25	1,057
		US TREASURY N/B 11/28 3.125	(21)
		US TREASURY N/B 11/29 1.75	3,521
		US TREASURY N/B 11/42 2.75	1,390
		US TREASURY N/B 11/44 3	1,005
		US TREASURY N/B 11/49 2.375	200
		US ULTRA BOND CBT MAR20 XCBT 20200320	(46)
		VALE OVERSEAS LIMITED COMPANY GUAR 08/26 6.25	117
		VEREIT OPERATING PARTNER COMPANY GUAR 12/29 3.1	197
		VERIZON COMMUNICATIONS SR UNSECURED 05/25 VAR	409
		VIACOMCBS INC SR UNSECURED 02/23 2.5	302
		VMWARE INC SR UNSECURED 08/22 2.95	306
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR11 A1A	18
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A21	185
		WELLS FARGO + COMPANY SR UNSECURED 01/23 VAR	304
		WELLS FARGO + COMPANY SR UNSECURED 02/22 VAR	403
		WELLS FARGO HOME EQUITY TRUST WFHET 2005 2 M5	16
		WELLTOWER INC SR UNSECURED 09/23 3.95	317
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 03/24 4.4	212
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 11/26 3.45	202
		WILLIAMS COMPANIES INC SR UNSECURED 03/22 3.6	514
		WP CAREY INC SR UNSECURED 04/24 4.6	429
		ZIMMER BIOMET HOLDINGS SR UNSECURED 03/21 VAR	400
		ZIMMER BIOMET HOLDINGS SR UNSECURED 11/21 3.375	102
		ZOETIS INC SR UNSECURED 11/20 3.45	101
		Total PIMCO	$152,108

	Dodge & Cox	ANHEUSER BUSCH INBEV WOR COMPANY GUAR 01/39 5.45	189
		ANHEUSER BUSCH INBEV WOR COMPANY GUAR 01/49 5.55	162

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	AT+T INC SR UNSECURED 02/39 6.55	$660
		AT+T INC SR UNSECURED 02/47 5.65	255
		AT+T INC SR UNSECURED 05/25 3.4	445
		AT+T INC SR UNSECURED 05/46 4.75	170
		AT+T INC SR UNSECURED 09/40 5.35	211
		BANK OF AMERICA CORP SR UNSECURED 07/23 VAR	838
		BANK OF AMERICA CORP SR UNSECURED 12/23 VAR	102
		BANK OF AMERICA CORP SUBORDINATED 03/26 4.45	110
		BANK OF AMERICA CORP SUBORDINATED 08/24 4.2	521
		BARCLAYS PLC SUBORDINATED 05/28 4.836	216
		BARCLAYS PLC SUBORDINATED 09/24 4.375	315
		BNP PARIBAS COMPANY GUAR 10/24 4.25	1,743
		BOSTON PROPERTIES LP SR UNSECURED 05/21 4.125	614
		BOSTON PROPERTIES LP SR UNSECURED 09/23 3.125	361
		BURLINGTN NORTH SANTA FE SR UNSECURED 06/21 4.1	924
		CALIFORNIA ST CAS 03/40 FIXED 7.625	1,417
		CALIFORNIA ST CAS 10/39 FIXED 7.3	267
		CAPITAL ONE FINANCIAL CO SR UNSECURED 01/24 3.9	106
		CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	469
		CAPITAL ONE FINANCIAL CO SUBORDINATED 10/25 4.2	270
		CHARTER COMM OPT LLC/CAP SR SECURED 04/48 5.75	146
		CHARTER COMM OPT LLC/CAP SR SECURED 07/25 4.908	165
		CHARTER COMM OPT LLC/CAP SR SECURED 10/45 6.484	1,054
		CIGNA CORP COMPANY GUAR 10/28 4.375	582
		CIGNA HOLDING CO COMPANY GUAR 06/20 5.125	532
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	1,017
		COMCAST CORP COMPANY GUAR 10/25 3.95	109
		COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	1,635
		CVS HEALTH CORP SR UNSECURED 03/23 3.7	313
		CVS HEALTH CORP SR UNSECURED 03/25 4.1	107
		CVS HEALTH CORP SR UNSECURED 03/28 4.3	246
		CVS HEALTH CORP SR UNSECURED 03/38 4.78	142
		DOMINION ENERGY INC JR SUBORDINA 04/21 VAR	282
		DOMINION ENERGY INC JR SUBORDINA 10/54 VAR	512
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	409
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	365
		ELANCO ANIMAL HEALTH INC SR UNSECURED 08/28 5.65	299
		ERP OPERATING LP SR UNSECURED 04/23 3	592
		ERP OPERATING LP SR UNSECURED 12/21 4.625	94
		FANNIE MAE FNR 2007 50 DZ	127

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	FANNIE MAE FNR 2009 66 ET	$19
		FANNIE MAE FNR 2013 106 MA	111
		FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	56
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	39
		FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	219
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	1,518
		FED HM LN PC POOL 849536 FH 11/44 FLOATING VAR	271
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	68
		FED HM LN PC POOL G07338 FG 10/38 FIXED 6	55
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	300
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	91
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	1,008
		FED HM LN PC POOL G08768 FG 06/47 FIXED 4.5	382
		FED HM LN PC POOL G08818 FG 06/48 FIXED 4.5	1,363
		FED HM LN PC POOL G08832 FG 08/48 FIXED 4.5	1,052
		FED HM LN PC POOL G12511 FG 02/22 FIXED 6	84
		FED HM LN PC POOL G13824 FG 12/24 FIXED 5.5	128
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	1,421
		FED HM LN PC POOL G60034 FG 02/45 FIXED 4.5	109
		FED HM LN PC POOL G60153 FG 10/44 FIXED 4.5	190
		FED HM LN PC POOL G60384 FG 12/45 FIXED 4.5	292
		FED HM LN PC POOL G60920 FG 04/46 FIXED 4.5	307
		FED HM LN PC POOL G61060 FG 06/47 FIXED 4.5	1,570
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	60
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	141
		FED HM LN PC POOL Q48237 FG 05/47 FIXED 4.5	715
		FED HM LN PC POOL Q60445 FG 12/48 FIXED 4.5	940
		FED HM LN PC POOL SC0017 FR 08/39 FIXED 3.5	2,104
		FED HM LN PC POOL V83108 FG 03/47 FIXED 4.5	739
		FEDEX CORP 1998 PASS TST PASS THRU CE 07/23 6.72	161
		FNMA POOL 704235 FN 05/33 FIXED 5.5	34
		FNMA POOL 725228 FN 03/34 FIXED VAR	1
		FNMA POOL 725229 FN 03/34 FIXED VAR	67
		FNMA POOL 735503 FN 04/35 FIXED VAR	2
		FNMA POOL 888560 FN 11/35 FIXED VAR	67
		FNMA POOL 889072 FN 12/37 FIXED VAR	201
		FNMA POOL 889984 FN 10/38 FIXED VAR	193
		FNMA POOL 965097 FN 09/38 FLOATING VAR	29
		FNMA POOL 976853 FN 11/29 FIXED 5.5	95
		FNMA POOL 995006 FN 10/38 FLOATING VAR	23

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	FNMA POOL 995051 FN 03/37 FIXED VAR	$50
		FNMA POOL AB1763 FN 11/30 FIXED 4	45
		FNMA POOL AD0198 FN 09/38 FIXED VAR	54
		FNMA POOL AD0244 FN 10/24 FIXED VAR	235
		FNMA POOL AL0238 FN 03/26 FIXED VAR	923
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	42
		FNMA POOL AL6209 FN 07/21 VARIABLE	54
		FNMA POOL AL6240 FN 12/44 FLOATING VAR	845
		FNMA POOL AL6377 FN 01/45 FLOATING VAR	211
		FNMA POOL AL6872 FN 05/45 FLOATING VAR	315
		FNMA POOL AL7147 FN 02/45 FIXED VAR	117
		FNMA POOL AL7205 FN 12/29 FIXED VAR	123
		FNMA POOL AL7384 FN 09/45 FIXED VAR	232
		FNMA POOL AL8816 FN 09/45 FIXED VAR	463
		FNMA POOL AL8830 FN 10/34 FIXED VAR	636
		FNMA POOL AL9096 FN 10/42 FIXED VAR	472
		FNMA POOL AL9407 FN 09/42 FIXED VAR	138
		FNMA POOL AL9781 FN 02/46 FIXED VAR	475
		FNMA POOL AS9299 FN 03/37 FIXED 3.5	340
		FNMA POOL AW4688 FN 05/44 FLOATING VAR	68
		FNMA POOL BF0045 FN 03/52 FIXED 4.5	557
		FNMA POOL BH5372 FN 08/47 FIXED 4	759
		FNMA POOL BK0922 FN 07/48 FIXED 4.5	654
		FNMA POOL BK5257 FN 05/48 FIXED 4	1,117
		FNMA POOL BM1357 FN 01/43 FIXED VAR	559
		FNMA POOL BM6149 FN 10/49 FLOATING VAR	2,261
		FNMA POOL BN3064 FN 02/49 FLOATING VAR	509
		FNMA POOL BN5341 FN 03/49 FIXED 4.5	1,276
		FNMA POOL CA1909 FN 06/48 FIXED 4.5	578
		FNMA POOL CA2643 FN 11/48 FIXED 4.5	430
		FNMA POOL CA2804 FN 12/48 FIXED 4.5	646
		FNMA POOL MA0792 FN 07/31 FIXED 4.5	357
		FNMA POOL MA2508 FN 01/36 FIXED 4	257
		FNMA POOL MA3564 FN 01/49 FIXED 4.5	1,303
		FNMA POOL MA3616 FN 03/49 FIXED 4.5	1,791
		FNMA POOL MA3617 FN 03/49 FIXED 5	310
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/22 5.596	290
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/21 5.875	681
		FORD MOTOR CREDIT CO LLC SR UNSECURED 09/22 4.25	207
		FORD MOTOR CREDIT CO LLC SR UNSECURED 10/21 3.813	356

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	FORD MOTOR CREDIT CO LLC SR UNSECURED 11/22 3.35	$202
		FREDDIE MAC SCRT SCRT 2017 4 M45T	500
		FREDDIE MAC FHR 2957 VZ	271
		FREDDIE MAC FHR 4283 EW	510
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	80
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H22 FH	1,523
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H01 FE	1,157
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H08 FB	623
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 H15 JF	1,144
		HCA INC SR SECURED 06/29 4.125	159
		HCA INC SR SECURED 06/39 5.125	165
		HCA INC SR SECURED 06/49 5.25	84
		HSBC HOLDINGS PLC SR UNSECURED 03/26 4.3	218
		HSBC HOLDINGS PLC SR UNSECURED 04/21 5.1	182
		HSBC HOLDINGS PLC SR UNSECURED 05/24 VAR	473
		HSBC HOLDINGS PLC SUBORDINATED 05/36 6.5	410
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	795
		ILLINOIS ST ILS 06/33 FIXED 5.1	566
		JPMORGAN CHASE + CO SR UNSECURED 07/24 VAR	474
		JPMORGAN CHASE + CO SUBORDINATED 05/23 3.375	520
		JPMORGAN CHASE + CO SUBORDINATED 10/27 4.25	277
		KINDER MORGAN ENER PART COMPANY GUAR 03/44 5.5	670
		KINDER MORGAN ENER PART COMPANY GUAR 09/44 5.4	374
		LLOYDS BANKING GROUP PLC SR UNSECURED 08/23 4.05	265
		LLOYDS BANKING GROUP PLC SUBORDINATED 03/26 4.65	218
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/24 4.5	508
		NEW JERSEY ST TURNPIKE AUTH NJSTRN 01/41 FIXED 7.102	496
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/24 2.9	508
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/26 3.2	76
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/27 7.375	1,220
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/44 7.25	243
		PETROLEOS MEXICANOS COMPANY GUAR 01/24 4.875	472
		PETROLEOS MEXICANOS COMPANY GUAR 01/45 6.375	120
		PETROLEOS MEXICANOS COMPANY GUAR 03/27 6.5	345
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	896
		PETROLEOS MEXICANOS COMPANY GUAR 09/47 6.75	125
		RELX CAPITAL INC COMPANY GUAR 03/29 4	272
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/22 6.125	547
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/23 6	890
		SLM STUDENT LOAN TRUST SLMA 2005 3 A6	2,561

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Dodge & Cox	SLM STUDENT LOAN TRUST SLMA 2005 5 A5	$489
		SLM STUDENT LOAN TRUST SLMA 2011 1 A2	2,713
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,217
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/38 7.721	246
		TELECOM ITALIA CAPITAL COMPANY GUAR 07/36 7.2	267
		TIME WARNER CABLE LLC SR SECURED 02/21 4.125	229
		TIME WARNER CABLE LLC SR SECURED 05/37 6.55	307
		TIME WARNER CABLE LLC SR SECURED 06/39 6.75	727
		TRANSCANADA TRUST COMPANY GUAR 03/77 VAR	565
		TRANSCANADA TRUST COMPANY GUAR 05/75 VAR	495
		TRANSCANADA TRUST COMPANY GUAR 09/79 VAR	394
		TSY INFL IX N/B 01/22 0.125	249
		TSY INFL IX N/B 04/22 0.125	1,300
		TSY INFL IX N/B 04/23 0.625	258
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	359
		UNUM GROUP SR UNSECURED 12/28 6.75	280
		US DOLLAR	1,000
		US TREASURY N/B 02/26 2.5	1,563
		US TREASURY N/B 03/26 2.25	1,130
		US TREASURY N/B 05/29 2.375	6,730
		US TREASURY N/B 05/49 2.875	111
		US TREASURY N/B 08/25 2.75	1,054
		US TREASURY N/B 08/29 1.625	775
		US TREASURY N/B 10/25 3	4,478
		US TREASURY N/B 11/21 1.5	1,997
		US TREASURY N/B 11/28 3.125	3,301
		US TREASURY N/B 11/29 1.75	2,957
		US TREASURY N/B 12/25 2.625	1,154
		VERIZON COMMUNICATIONS SR UNSECURED 09/48 4.522	1,230
		VODAFONE GROUP PLC JR SUBORDINA 04/79 VAR	441
		WALT DISNEY COMPANY/THE COMPANY GUAR 11/37 6.65	334
		WELLS FARGO + COMPANY SR UNSECURED 04/21 4.6	310
		WELLS FARGO + COMPANY SUBORDINATED 07/27 4.3	521
		WELLS FARGO BANK NA SR UNSECURED 08/23 3.55	262
		XEROX CORPORATION SR UNSECURED 05/21 4.5	745
		ZOETIS INC SR UNSECURED 11/20 3.45	152
		ZOETIS INC SR UNSECURED 11/25 4.5	332
		Total Dodge & Cox	$118,865

	Jackson Square Partners	ABIOMED INC COMMON STOCK USD.01	$711

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Jackson Square Partners	BIO TECHNE CORP COMMON STOCK USD.01	$3,583
		COUPA SOFTWARE INC COMMON STOCK USD.0001	1,743
		DUNKIN BRANDS GROUP INC COMMON STOCK USD.001	2,825
		EQUITY COMMONWEALTH REIT USD.01	3,893
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	1,721
		FARFETCH LTD CLASS A COMMON STOCK USD.04	1,260
		GCI LIBERTY INC CLASS A COMMON STOCK USD.01	3,360
		GRACO INC COMMON STOCK USD1.0	2,043
		GUIDEWIRE SOFTWARE INC COMMON STOCK USD.0001	3,466
		HAEMONETICS CORP/MASS COMMON STOCK USD.01	1,792
		HEALTHEQUITY INC COMMON STOCK USD.0001	2,803
		J2 GLOBAL INC COMMON STOCK USD.01	3,222
		LENDINGTREE INC COMMON STOCK USD.01	1,747
		LIBERTY TRIPADVISOR HDG A COMMON STOCK USD.01	996
		LIVERAMP HOLDINGS INC COMMON STOCK USD.1	3,737
		LOGITECH INTERNATIONAL REG COMMON STOCK CHF.25	2,197
		NEVRO CORP COMMON STOCK USD.001	2,239
		NEW YORK TIMES CO A COMMON STOCK USD.1	4,661
		PAPA JOHN S INTL INC COMMON STOCK USD.01	2,615
		PORTOLA PHARMACEUTICALS INC COMMON STOCK USD.001	1,348
		PTC INC COMMON STOCK USD.01	781
		REDFIN CORP COMMON STOCK	2,470
		SAILPOINT TECHNOLOGIES HOLDI COMMON STOCK USD.0001	1,406
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,907
		STITCH FIX INC CLASS A COMMON STOCK USD.00002	2,171
		TRIPADVISOR INC COMMON STOCK USD.001	780
		US DOLLAR	1,000
		VARONIS SYSTEMS INC COMMON STOCK USD.001	2,363
		WIX.COM LTD COMMON STOCK ILS.01	2,500
		WYNDHAM HOTELS + RESORTS INC COMMON STOCK USD.01	3,397
		Total Jackson Square Partners	$70,737

	Next Century	US DOLLAR	$103
		Total Next Century	$103

	AJO Partners	1ST SOURCE CORP COMMON STOCK	363
		ADVANSIX INC COMMON STOCK USD.01	309
		ALLEGHANY CORP COMMON STOCK USD1.0	488
		ALLSCRIPTS HEALTHCARE SOLUTI COMMON STOCK USD.01	48
		AMC NETWORKS INC A COMMON STOCK	168

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	AMKOR TECHNOLOGY INC COMMON STOCK USD.001	$434
		ANIKA THERAPEUTICS INC COMMON STOCK USD.01	509
		APOGEE ENTERPRISES INC COMMON STOCK USD.333	150
		ASBURY AUTOMOTIVE GROUP COMMON STOCK USD.01	562
		ASSURED GUARANTY LTD COMMON STOCK USD.01	650
		ATHENE HOLDING LTD CLASS A COMMON STOCK	540
		ATKORE INTERNATIONAL GROUP I COMMON STOCK USD.01	533
		AUTONATION INC COMMON STOCK USD.01	158
		AVNET INC COMMON STOCK USD1.0	441
		BANCORP INC/THE COMMON STOCK USD1.0	430
		BBX CAPITAL CORP COMMON STOCK USD.01	183
		BCB BANCORP INC COMMON STOCK	190
		BERRY CORP COMMON STOCK USD.001	39
		BIG LOTS INC COMMON STOCK USD.01	19
		BIOSPECIFICS TECHNOLOGIES COMMON STOCK USD.001	166
		BLUEROCK RESIDENTIAL GROWTH REIT USD.01	292
		BOOZ ALLEN HAMILTON HOLDINGS COMMON STOCK USD.01	179
		BRANDYWINE REALTY TRUST REIT USD.01	382
		BRIDGE BANCORP INC COMMON STOCK USD.01	231
		BRIGHTHOUSE FINANCIAL INC COMMON STOCK USD.01	615
		BRIXMOR PROPERTY GROUP INC REIT USD.01	543
		BUILDERS FIRSTSOURCE INC COMMON STOCK USD.01	566
		C + F FINANCIAL CORP COMMON STOCK USD1.0	32
		CABOT CORP COMMON STOCK USD1.0	220
		CAPSTAR FINANCIAL HOLDINGS I COMMON STOCK USD1.0	7
		CARRIAGE SERVICES INC COMMON STOCK USD.01	339
		CEDAR REALTY TRUST INC REIT USD.06	83
		CENTRAL PACIFIC FINANCIAL CO COMMON STOCK	430
		CENTURY BANCORP INC CL A COMMON STOCK USD1.0	134
		CHEMOURS CO/THE COMMON STOCK	115
		CITY OFFICE REIT INC REIT USD.01	407
		CIVISTA BANCSHARES INC COMMON STOCK	18
		CLIPPER REALTY INC REIT USD.01	48
		COLLECTORS UNIVERSE COMMON STOCK USD.001	90
		COMMERCIAL VEHICLE GROUP INC COMMON STOCK USD.01	302
		CONSOL ENERGY INC COMMON STOCK USD.01	161
		CORPORATE OFFICE PROPERTIES REIT USD.01	413
		COWEN INC A COMMON STOCK USD.01	84
		CSG SYSTEMS INTL INC COMMON STOCK USD.01	534
		CUSTOMERS BANCORP INC COMMON STOCK USD1.0	391

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	DAVITA INC COMMON STOCK USD.001	$168
		DECKERS OUTDOOR CORP COMMON STOCK USD.01	395
		DELEK US HOLDINGS INC COMMON STOCK USD.01	470
		DHI GROUP INC COMMON STOCK USD.01	101
		DICK S SPORTING GOODS INC COMMON STOCK USD.01	624
		DORIAN LPG LTD COMMON STOCK USD.01	32
		EAGLE PHARMACEUTICALS INC COMMON STOCK USD.001	559
		EASTGROUP PROPERTIES INC REIT	208
		EMCOR GROUP INC COMMON STOCK USD.01	179
		ENANTA PHARMACEUTICALS INC COMMON STOCK USD.01	327
		EQUITABLE HOLDINGS INC COMMON STOCK USD.01	286
		EVERI HOLDINGS INC COMMON STOCK USD.001	149
		EXELIXIS INC COMMON STOCK USD.001	587
		EXTERRAN CORP COMMON STOCK USD.01	40
		FINANCIAL INSTITUTIONS INC COMMON STOCK USD.01	328
		FIRST AMERICAN FINANCIAL COMMON STOCK USD.00001	23
		FIRST CITIZENS BCSHS CL A COMMON STOCK USD1.0	592
		FLAGSTAR BANCORP INC COMMON STOCK USD.01	578
		FLOWERS FOODS INC COMMON STOCK USD.01	609
		FOUNDATION BUILDING MATERIAL COMMON STOCK USD.001	124
		GAMING AND LEISURE PROPERTIE REIT	717
		GIBRALTAR INDUSTRIES INC COMMON STOCK USD.01	231
		GMS INC COMMON STOCK USD.01	337
		GRAN TIERRA ENERGY INC COMMON STOCK USD.001	105
		GREAT LAKES DREDGE + DOCK CO COMMON STOCK USD.0001	508
		GREEN BRICK PARTNERS INC COMMON STOCK USD.01	196
		GROUP 1 AUTOMOTIVE INC COMMON STOCK USD.01	452
		GULFPORT ENERGY CORP COMMON STOCK USD.01	17
		H+R BLOCK INC COMMON STOCK	28
		HALLMARK FINL SERVICES INC COMMON STOCK USD.18	354
		HANOVER INSURANCE GROUP INC/ COMMON STOCK USD.01	669
		HAWAIIAN ELECTRIC INDS COMMON STOCK	28
		HAWAIIAN HOLDINGS INC COMMON STOCK USD.01	92
		HERC HOLDINGS INC COMMON STOCK USD.01	84
		HERMAN MILLER INC COMMON STOCK USD.2	496
		HIBBETT SPORTS INC COMMON STOCK USD.01	312
		HNI CORP COMMON STOCK USD1.0	528
		HOLLYFRONTIER CORP COMMON STOCK USD.01	277
		HUDSON PACIFIC PROPERTIES IN REIT USD.01	509
		HUNTSMAN CORP COMMON STOCK USD.01	179

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	INDEPENDENT BANK CORP MICH COMMON STOCK USD1.0	$74
		INDUSTRIAL LOGISTICS PROPERT REIT USD.01	172
		INGLES MARKETS INC CLASS A COMMON STOCK USD.05	458
		INGREDION INC COMMON STOCK USD.01	675
		INSIGHT ENTERPRISES INC COMMON STOCK USD.01	648
		INTERNATIONAL SEAWAYS INC COMMON STOCK	72
		J2 GLOBAL INC COMMON STOCK USD.01	396
		JABIL INC COMMON STOCK USD.001	676
		JAZZ PHARMACEUTICALS PLC COMMON STOCK USD.0001	603
		JETBLUE AIRWAYS CORP COMMON STOCK USD.01	485
		JONES LANG LASALLE INC COMMON STOCK USD.01	667
		KIMBALL INTERNATIONAL B COMMON STOCK USD.05	377
		KITE REALTY GROUP TRUST REIT USD.01	69
		KNOLL INC COMMON STOCK USD.01	327
		KULICKE + SOFFA INDUSTRIES COMMON STOCK	245
		LANNETT CO INC COMMON STOCK USD.001	107
		LIBERTY TRIPADVISOR HDG A COMMON STOCK USD.01	18
		LIFEVANTAGE CORP COMMON STOCK USD.0001	274
		LITHIA MOTORS INC CL A COMMON STOCK	182
		LOUISIANA PACIFIC CORP COMMON STOCK USD1.0	619
		M/I HOMES INC COMMON STOCK USD.01	526
		MANHATTAN ASSOCIATES INC COMMON STOCK USD.01	259
		MARCHEX INC CLASS B COMMON STOCK USD.01	71
		MARCUS + MILLICHAP INC COMMON STOCK USD.0001	381
		MASONITE INTERNATIONAL CORP COMMON STOCK	419
		MEET GROUP INC/THE COMMON STOCK USD.001	182
		MERIDIAN BIOSCIENCE INC COMMON STOCK	141
		MERITAGE HOMES CORP COMMON STOCK USD.01	355
		MGIC INVESTMENT CORP COMMON STOCK USD1.0	358
		MICROSTRATEGY INC CL A COMMON STOCK USD.001	541
		MSG NETWORKS INC A COMMON STOCK USD.01	190
		NAVIENT CORP COMMON STOCK USD.01	627
		NELNET INC CL A COMMON STOCK USD.01	266
		NEW SENIOR INVESTMENT GROUP REIT	207
		NORTHRIM BANCORP INC COMMON STOCK USD1.0	138
		NORTHWESTERN CORP COMMON STOCK USD.01	625
		NRG ENERGY INC COMMON STOCK USD.01	487
		OFFICE DEPOT INC COMMON STOCK USD.01	161
		OFFICE PROPERTIES INCOME TRU REIT USD.01	84
		OFG BANCORP COMMON STOCK USD1.0	206

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	OLD REPUBLIC INTL CORP COMMON STOCK USD1.0	$178
		OLD SECOND BANCORP INC COMMON STOCK USD1.0	42
		OPUS BANK COMMON STOCK	48
		ORTHOFIX MEDICAL INC COMMON STOCK USD.1	106
		OSHKOSH CORP COMMON STOCK USD.01	249
		OVERSEAS SHIPHOLDING GROUP A COMMON STOCK	163
		PAR PACIFIC HOLDINGS INC COMMON STOCK USD.01	278
		PIEDMONT OFFICE REALTY TRU A REIT USD.01	510
		POPULAR INC COMMON STOCK USD.01	635
		PORTLAND GENERAL ELECTRIC CO COMMON STOCK	638
		PRESTIGE CONSUMER HEALTHCARE COMMON STOCK USD.01	176
		PROGRESS SOFTWARE CORP COMMON STOCK USD.01	294
		PULTEGROUP INC COMMON STOCK USD.01	329
		QCR HOLDINGS INC COMMON STOCK USD1.0	72
		QUANEX BUILDING PRODUCTS COMMON STOCK USD.01	223
		RADIAN GROUP INC COMMON STOCK USD.001	672
		RE/MAX HOLDINGS INC CL A COMMON STOCK USD.0001	455
		REGIONAL MANAGEMENT CORP COMMON STOCK USD.1	127
		RELIANCE STEEL + ALUMINUM COMMON STOCK	476
		RETAIL PROPERTIES OF AME A REIT USD.001	620
		RIVERVIEW BANCORP INC COMMON STOCK USD.01	127
		ROCKY BRANDS INC COMMON STOCK	81
		SALLY BEAUTY HOLDINGS INC COMMON STOCK USD.01	112
		SANTANDER CONSUMER USA HOLDI COMMON STOCK USD.01	452
		SFL CORP LTD COMMON STOCK USD.01	39
		SIERRA BANCORP COMMON STOCK	221
		SIGNET JEWELERS LTD COMMON STOCK USD.18	24
		SIMPSON MANUFACTURING CO INC COMMON STOCK USD.01	559
		SOUTHWESTERN ENERGY CO COMMON STOCK USD.01	103
		STEEL DYNAMICS INC COMMON STOCK USD.005	29
		STEELCASE INC CL A COMMON STOCK	78
		STERLING CONSTRUCTION CO COMMON STOCK USD.01	349
		SUPERNUS PHARMACEUTICALS INC COMMON STOCK USD.001	156
		TAYLOR MORRISON HOME CORP COMMON STOCK USD.00001	582
		TEEKAY TANKERS LTD CLASS A COMMON STOCK USD.01	99
		TELEPHONE AND DATA SYSTEMS COMMON STOCK USD.01	494
		TERADATA CORP COMMON STOCK USD.01	256
		TRAVELZOO COMMON STOCK USD.01	35
		TREDEGAR CORP COMMON STOCK	97
		TRINSEO SA COMMON STOCK USD.01	483

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	AJO Partners	UNISYS CORP COMMON STOCK USD.01	$564
		UNITED THERAPEUTICS CORP COMMON STOCK USD.01	67
		URBAN EDGE PROPERTIES REIT USD.01	421
		US DOLLAR	584
		VISHAY PRECISION GROUP COMMON STOCK	37
		VISTRA ENERGY CORP COMMON STOCK USD.01	705
		VOYA FINANCIAL INC COMMON STOCK USD.01	737
		WABASH NATIONAL CORP COMMON STOCK USD.01	284
		WARRIOR MET COAL INC COMMON STOCK USD.01	604
		WESTERN UNION CO COMMON STOCK USD.01	88
		WORLD FUEL SERVICES CORP COMMON STOCK USD.01	75
		ZYNGA INC CL A COMMON STOCK USD.00000625	121
		Total AJO Partners	$53,816

	Loomis Sayles	ALCON INC COMMON STOCK CHF.04	55
		ALIBABA GROUP HOLDING SP ADR ADR USD.000025	12,159
		ALPHABET INC CL A COMMON STOCK USD.001	5,974
		ALPHABET INC CL C COMMON STOCK USD.001	5,976
		AMAZON.COM INC COMMON STOCK USD.01	12,425
		AMERICAN EXPRESS CO COMMON STOCK USD.2	217
		AMGEN INC COMMON STOCK USD.0001	3,752
		AUTODESK INC COMMON STOCK USD.01	8,809
		AUTOMATIC DATA PROCESSING COMMON STOCK USD.1	1,857
		CERNER CORP COMMON STOCK USD.01	4,499
		CISCO SYSTEMS INC COMMON STOCK USD.001	4,869
		COCA COLA CO/THE COMMON STOCK USD.25	5,001
		COLGATE PALMOLIVE CO COMMON STOCK USD1.0	3,363
		DANONE SPONS ADR ADR	4,627
		DEERE + CO COMMON STOCK USD1.0	5,070
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	5,316
		FACEBOOK INC CLASS A COMMON STOCK USD.000006	12,114
		FACTSET RESEARCH SYSTEMS INC COMMON STOCK USD.01	3,287
		MERCK + CO. INC. COMMON STOCK USD.5	2,428
		MICROSOFT CORP COMMON STOCK USD.00000625	8,044
		MONSTER BEVERAGE CORP COMMON STOCK	7,217
		NOVARTIS AG SPONSORED ADR ADR	4,364
		NOVO NORDISK A/S SPONS ADR ADR	5,656
		NVIDIA CORP COMMON STOCK USD.001	6,147
		ORACLE CORP COMMON STOCK USD.01	8,950
		PROCTER + GAMBLE CO/THE COMMON STOCK	5,869

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	Loomis Sayles	QUALCOMM INC COMMON STOCK USD.0001	$6,219
		REGENERON PHARMACEUTICALS COMMON STOCK USD.001	6,326
		ROCHE HOLDINGS LTD SPONS ADR ADR CNY1.0	6,207
		SCHLUMBERGER LTD COMMON STOCK USD.01	3,254
		SEI INVESTMENTS COMPANY COMMON STOCK USD.01	4,684
		STARBUCKS CORP COMMON STOCK USD.001	4,757
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	919
		US DOLLAR	1,000
		VARIAN MEDICAL SYSTEMS INC COMMON STOCK USD1.0	1,834
		VISA INC CLASS A SHARES COMMON STOCK USD.0001	14,019
		YUM BRANDS INC COMMON STOCK	3,336
		YUM CHINA HOLDINGS INC COMMON STOCK USD.01	2,913
		Total Loomis Sayles	$203,513

	Black Rock	US DOLLAR	$68
		Total Black Rock	$68

	T. Rowe Price	ABBVIE INC COMMON STOCK USD.01	$2,071
		AMERICAN INTERNATIONAL GROUP COMMON STOCK USD2.5	4,549
		APPLIED MATERIALS INC COMMON STOCK USD.01	3,015
		ATMOS ENERGY CORP COMMON STOCK	733
		BECTON DICKINSON AND CO COMMON STOCK USD1.0	1,841
		BECTON DICKINSON AND CO PREFERRED STOCK 05/20 6.125	445
		BOEING CO/THE COMMON STOCK USD5.0	2,801
		BUNGE LTD COMMON STOCK USD.01	1,690
		CARNIVAL CORP COMMON STOCK USD.01	1,698
		CENTERPOINT ENERGY INC COMMON STOCK USD.01	1,917
		CF INDUSTRIES HOLDINGS INC COMMON STOCK USD.01	1,929
		CHUBB LTD COMMON STOCK	4,369
		CISCO SYSTEMS INC COMMON STOCK USD.001	2,878
		CITIGROUP INC COMMON STOCK USD.01	1,219
		COGNIZANT TECH SOLUTIONS A COMMON STOCK USD.01	918
		COMCAST CORP CLASS A COMMON STOCK USD.01	2,510
		CONAGRA BRANDS INC COMMON STOCK USD5.0	1,816
		CVS HEALTH CORP COMMON STOCK USD.01	3,594
		DOW INC COMMON STOCK USD.01	1,049
		DUPONT DE NEMOURS INC COMMON STOCK USD.01	1,847
		EQT CORP COMMON STOCK	311
		EQUITABLE HOLDINGS INC COMMON STOCK USD.01	1,341

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	T. Rowe Price	EQUITRANS MIDSTREAM CORP COMMON STOCK	$285
		EVERGY INC COMMON STOCK	1,048
		EXXON MOBIL CORP COMMON STOCK	3,206
		FIFTH THIRD BANCORP COMMON STOCK	3,374
		FORTUNE BRANDS HOME + SECURI COMMON STOCK USD.01	1,402
		FOX CORP CLASS B COMMON STOCK USD.01	2,026
		FRANKLIN RESOURCES INC COMMON STOCK USD.1	826
		GENERAL ELECTRIC CO COMMON STOCK USD.06	5,054
		GILEAD SCIENCES INC COMMON STOCK USD.001	1,443
		HOLOGIC INC COMMON STOCK USD.01	1,847
		ILLINOIS TOOL WORKS COMMON STOCK USD.01	1,740
		INTERNATIONAL PAPER CO COMMON STOCK USD1.0	2,456
		JOHNSON + JOHNSON COMMON STOCK USD1.0	4,532
		JOHNSON CONTROLS INTERNATION COMMON STOCK USD.01	1,390
		JPMORGAN CHASE + CO COMMON STOCK USD1.0	7,760
		KIMBERLY CLARK CORP COMMON STOCK USD1.25	2,877
		KOHLS CORP COMMON STOCK USD.01	540
		LAS VEGAS SANDS CORP COMMON STOCK USD.001	1,345
		LOEWS CORP COMMON STOCK USD.01	452
		MAGNA INTERNATIONAL INC COMMON STOCK	1,373
		MARSH + MCLENNAN COS COMMON STOCK USD1.0	2,662
		MATTEL INC COMMON STOCK USD1.0	377
		MEDTRONIC PLC COMMON STOCK USD.1	4,701
		MERCK + CO. INC. COMMON STOCK USD.5	1,158
		METLIFE INC COMMON STOCK USD.01	2,399
		MICROSOFT CORP COMMON STOCK USD.00000625	4,299
		MORGAN STANLEY COMMON STOCK USD.01	4,703
		NEWS CORP CLASS A COMMON STOCK USD.01	1,317
		NEXTERA ENERGY INC COMMON STOCK USD.01	2,659
		NIELSEN HOLDINGS PLC COMMON STOCK EUR.07	1,149
		NXP SEMICONDUCTORS NV COMMON STOCK	776
		OCCIDENTAL PETROLEUM CORP COMMON STOCK USD.2	2,491
		PEPSICO INC COMMON STOCK USD.017	1,313
		PERRIGO CO PLC COMMON STOCK EUR.001	1,425
		PFIZER INC COMMON STOCK USD.05	3,071
		PHILIP MORRIS INTERNATIONAL COMMON STOCK	2,908
		PIONEER NATURAL RESOURCES CO COMMON STOCK USD.01	1,736
		QUALCOMM INC COMMON STOCK USD.0001	4,191
		RAYTHEON COMPANY COMMON STOCK USD.01	2,087
		ROWE T PRICE GOV RES FD	3,279

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2019	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value (in thousands)
	T. Rowe Price	SCHWAB (CHARLES) CORP COMMON STOCK USD.01	$1,260
		SEMPRA ENERGY COMMON STOCK	920
		SEMPRA ENERGY PREFERRED STOCK 01/21 6	1,357
		SEMPRA ENERGY PREFERRED STOCK 07/21 6.75	352
		SIGNATURE BANK COMMON STOCK USD.01	1,191
		SL GREEN REALTY CORP REIT USD.01	1,672
		SOUTHERN CO PREFERRED STOCK 08/22 6.75	861
		SOUTHERN CO/THE COMMON STOCK USD5.0	4,961
		SOUTHWEST AIRLINES CO COMMON STOCK USD1.0	2,260
		STATE STREET CORP COMMON STOCK USD1.0	2,049
		STERICYCLE INC COMMON STOCK USD.01	1,039
		TC ENERGY CORP COMMON STOCK	3,745
		TE CONNECTIVITY LTD COMMON STOCK CHF.57	1,399
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.0	2,329
		THERMO FISHER SCIENTIFIC INC COMMON STOCK USD1.0	1,091
		TOTAL SA SPON ADR ADR	5,290
		TYSON FOODS INC CL A COMMON STOCK USD.1	4,746
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	3,610
		US BANCORP COMMON STOCK USD.01	2,373
		US DOLLAR	806
		VERIZON COMMUNICATIONS INC COMMON STOCK USD.1	3,966
		WALMART INC COMMON STOCK USD.1	2,478
		WALT DISNEY CO/THE COMMON STOCK USD.01	1,566
		WELLS FARGO + CO COMMON STOCK USD1.666	7,592
		WEYERHAEUSER CO REIT USD1.25	2,692
		ZIMMER BIOMET HOLDINGS INC COMMON STOCK USD.01	1,648
		Total T. Rowe Price	$201,471

		Grand Total	$800,681

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits
EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2020

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Jacqueline Trapp
Jacqueline Trapp
Chair of the Southern California Edison Company
Benefits Committee